SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

(X)                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     For the period ended June 30, 1998 and the year ended December 31, 1997

                                       OR
( )              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                         Bell Atlantic Savings Plan for
                     Bell Atlantic North Salaried Employees

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

Item 1.     Financial Statements and Exhibits.

     (a)    Financial Statements of the Plan* included herein:

            Independent Auditor's Report

            Financial Statements:

               Statements of Net Assets Available for Plan Benefits as of
                 June 30, 1998 and December 31, 1997

               Statements of Changes in Net Assets Available for Plan Benefits
                 for the period ended June 30, 1998 and the year ended December 31, 1997

               Notes to Financial Statements

-------------------------
*This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

                          INDEPENDENT AUDITOR'S REPORT


To the Corporate Employees' Benefits
Committee of the Bell Atlantic Corporation:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the Bell Atlantic Savings Plan for Bell Atlantic North Salaried Employees as of June 30, 1998, and the related Statement of Changes in Net Assets Available for Plan Benefits for the six months ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1997 were audited by other auditors, whose report dated April 30, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bell Atlantic Savings Plan for Bell Atlantic North Salaried Employees as of June 30, 1998, and the changes in its net assets available for benefits for the six months ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ MITCHELL & TITUS, LLP



New York, New York
December 24, 1998

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED EMPLOYEES Statement of Net Assets Available for Plan Benefits
June 30, 1998
(Dollars in Thousands)

                                                                                                                Fund Information
                                               -------------------------------------------------------------------------------------
                                                 Bell      Tele-   Government                                    Employee Stock
                                               Atlantic  communi-    Money    Passive U.S.                       Ownership Plan
                                                Shares   cations     Market   Equity Index   Income    Loan   ---------------------
                                                 Fund      Fund       Fund       Fund         Fund     Fund   Allocated  Unallocated
                                               --------  --------- ---------- ------------ ---------  ------  ---------  -----------
                ASSETS:
Investments at market (see Notes 2 and 3):
  Allocated share of Master Trust net assets   $850,014   $199,638   $8,876   $1,194,382    $736,682  $         $479,898    $
  Temporary cash investments                                                          24
  Bell Atlantic Corporation common shares                                                                                    503,605
                                               --------   --------   ------   ----------   ---------  --------  --------    --------
    Total investments                           850,014    199,638    8,876    1,194,406     736,682         0   479,898     503,605

Receivables:
  Loan repayments                                   522                   6          722         210    (1,847)
  Loans to participants                                                                                 84,856
  Dividends and interest receivable                                                   19
                                               --------   --------   ------   ----------   ---------  --------  --------    --------
    Total receivables                               522          0        6          741         210    83,009         0           0
                                               --------   --------   ------   ----------   ---------  --------  --------    --------
    Total assets                                850,536    199,638    8,882    1,195,147     736,892    83,009   479,898     503,605
                                               --------   --------   ------   ----------   ---------  --------  --------    --------

              LIABILITIES:

  Note payable (Note 7)                                                                                                      369,647
                                               --------   --------   ------   ----------   ---------  --------  --------    --------
  Total liabilities                                   0          0        0            0           0         0         0     369,647
                                               --------   --------   ------   ----------   ---------  --------  --------    --------
  Net assets available for plan
    benefits (Notes 1 and 2)                   $850,536   $199,638   $8,882   $1,195,147   $ 736,892  $ 83,009  $479,898    $133,958
                                               ========   ========   ======   ==========   =========  ========  ========    ========
                                                  Passive                                                     Active
                                              International   Active U.S.      U.S.           Global      International
                                              Equity Index      Equity       Balanced        Balanced         Equity
                                                   Fund          Fund          Fund            Fund            Fund
                                              -------------  ------------  --------------  -------------- ---------------
                ASSETS:
Investments at market (see Notes 2 and 3):
  Allocated share of Master Trust net assets     $3,808        $125,031     $67,347         $55,749         $42,849
  Temporary cash investments                                          3           1               1               1
  Bell Atlantic Corporation common shares
                                                 ------        --------     -------         -------         -------
    Total investments                             3,808         125,034      67,348          55,750          42,850

Receivables:
  Loan repayments                                     7             126          42              42              38
  Loans to participants
  Dividends and interest receivable                                   2           1               1               1
                                                 ------        --------     -------         -------         -------
    Total receivables                                 7             128          43              43              39
                                                 ------        --------     -------         -------         -------
    Total assets                                  3,815         125,162      67,391          55,793          42,889
                                                 ------        --------     -------         -------         -------

              LIABILITIES:

  Note payable (Note 7)
                                                      0               0           0               0               0
  Total liabilities                              ------        --------     -------         -------         -------

  Net assets available for plan
    benefits (Notes 1 and 2)                     $3,815        $125,162     $67,391         $55,793         $42,889
                                                 ------        --------     -------         -------         -------
                                                 U.S. Small       U.S. Bond
                                               Capitalization    Market Index
                                                   Fund             Fund          Total
                                               --------------    -----------   ----------
                ASSETS:
Investments at market (see Notes 2 and 3):
  Allocated share of Master Trust net assets      $92,334          $115,748     $3,972,356
  Temporary cash investments                            2                               32
  Bell Atlantic Corporation common shares                                          503,605
                                                  -------           -------      ---------
    Total investments                              92,336           115,748      4,475,993

Receivables:
  Loan repayments                                      98                34              0
  Loans to participants                                                             84,856
  Dividends and interest receivable                     2                               26
                                                  -------          --------     ----------
    Total receivables                                 100                34         84,882
                                                  -------          --------     ----------
    Total assets                                   92,436           115,782      4,560,875
                                                  -------          --------     ----------

              LIABILITIES:
                                                                                   369,647
  Note payable (Note 7)                           -------          --------     ----------
                                                        0                 0        369,647
  Total liabilities                               -------          --------     ----------

  Net assets available for plan
    benefits (Notes 1 and 2)                      $92,436          $115,782     $4,191,228
                                                  -------          --------     ----------

See notes to financial statements.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES
Statement of Net Assets Available for Plan Benefits

December 31, 1997

(Dollars in Thousands)


                                                                                Fund Information
                                              -------------------------------------------------------------------------------------
                                                Bell
                                              Atlantic                          Government     Diversified    Interest
                                               Shares      Telecommunications   Obligations       Equity       Income        Loan
                                                Fund              Fund             Fund         Portfolio       Fund         Fund
                                              --------     ------------------   -----------    -----------    --------     --------
                ASSETS:

Investments at market (see Notes 2 and 3):
 Allocated share of Master Trust net assets   $808,784         $186,055           $110,813     $1,048,229     $781,835     $     --
 Temporary cash investments ...............         --               --                 --          2,400           --           --
 Bell Atlantic Corporation common shares ..         --               --                 --             --           --           --
                                              --------         --------           --------     ----------     --------     --------

    Total investments .....................    808,784          186,055            110,813      1,050,629      781,835           --

Receivables:
 Employer's contributions .................         --               --                 --             --           --           --
 Participants' contributions ..............        173               --                 --            462          114           --
 Loan repayments ..........................         73               --                 --            158           37         (341)
 Loans to participants ....................         --               --                 --             --           --       86,503
 Dividends and interest receivable ........         --               --                 --             19           --           --
                                              --------         --------           --------     ----------     --------     --------

    Total receivables .....................        246                0                  0            639          151       86,162
                                              --------         --------           --------     ----------     --------     --------

    Total assets ..........................    809,030          186,055            110,813      1,051,268      781,986       86,162
                                              --------         --------           --------     ----------     --------     --------

  LIABILITIES:

Note payable (Note 7)
                                              --------         --------           --------     ----------     --------     --------

    Total liabilities .....................          0                0                  0              0            0            0
                                              --------         --------           --------     ----------     --------     --------

    Net assets available for plan
      benefits (Notes 1 and 2) ............   $809,030         $186,055           $110,813     $1,051,268     $781,986     $ 86,162
                                              ========         ========           ========     ==========     ========     ========


                                                                                  Fund Information
                                               -----------------------------------------------------------------------------------

                                                    Employee Stock
                                                    Ownership Plan          Active U.S.       U.S.          Global    International
                                               ------------------------       Equity        Balanced      Balanced       Equity
                                               Allocated    Unallocated       Fund           Fund           Fund          Fund
                                               ---------    -----------     ----------      --------     ---------    -------------
                ASSETS:

Investments at market (see Notes 2 and 3):
 Allocated share of Master Trust net assets     $460,975       $     --        $100,296       $56,000      $50,094       $40,225
 Temporary cash investments ...............           --             --             230           128          115            92
 Bell Atlantic Corporation common shares ..           --        527,893              --            --           --            --
                                                --------       --------        --------       -------      -------       -------

    Total investments .....................      460,975        527,893         100,526        56,128       50,209        40,317

Receivables:
 Employer's contributions .................          463             --              --            --           --            --
 Participants' contributions ..............           --             --              76            30           33            33
 Loan repayments ..........................           --             --              22             7           10            10
 Loans to participants ....................           --             --              --            --           --            --
 Dividends and interest receivable ........           --             --               1             1            1             1
                                                --------       --------        --------       -------      -------       -------

                                                     463             --              99            38           44            44
    Total receivables .....................     --------       --------        --------       -------      -------       -------


    Total assets ..........................      461,438        527,893         100,625        56,166       50,253        40,361
                                                --------       --------        --------       -------      -------       -------

  LIABILITIES:

Note payable (Note 7)                                           383,647
                                                --------       --------        --------       -------      -------       -------

    Total liabilities .....................            0        383,647               0             0            0             0
                                                --------       --------        --------       -------      -------       -------

    Net assets available for plan
    benefits (Notes 1 and 2) ..............     $461,438       $144,246        $100,625       $56,166      $50,253       $40,361
                                                ========       ========        ========       =======      =======       =======




                                                              Fund Information
                                               ----------------------------------------------

                                                                U.S. Bond
                                                U.S. Small        Market
                                                 Cap Fund          Fund              Total
                                               -----------       ---------         ---------

                ASSETS:

Investments at market (see Notes 2 and 3):
 Allocated share of Master Trust net assets    $ 83,014         $      --         $3,726,320
 Temporary cash investments ...............         190                --              3,155
 Bell Atlantic Corporation common shares ..          --                --            527,893
                                               --------         ---------         ----------

    Total investments ....................       83,204                --          4,257,368

Receivables:
 Employer's contributions .................          --                --                463
 Participants' contributions ..............          66                14              1,001
 Loan repayments ..........................          19                 5                 --
 Loans to participants ....................          --                --             86,503
 Dividends and interest receivable ........           2                --                 25
                                               --------         ---------         ----------

    Total receivables ....................           87                19             87,992
                                               --------         ---------         ----------

    Total assets .........................       83,291                19          4,345,360
                                               --------         ---------         ----------

  LIABILITIES:

Note payable (Note 7)                                                                383,647
                                               --------         ---------         ----------

    Total liabilities ....................            0                 0            383,647
                                               --------         ---------         ----------

    Net assets available for plan
    benefits (Notes 1 and 2) .............     $ 83,291         $      19         $3,961,713
                                               ========         =========         ==========

See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Plan Benefits

For the period ended June 30, 1998
(Dollars in Thousands)

                                                                                Fund Information
                                               ------------------------------------------------------------------------
                                                   Bell                         Government
                                                 Atlantic        Telecom-         Money       Passive U.S.   Government
                                                  Shares         munications      Market      Equity Index   Obligations
                                                   Fund            Fund            Fund           Fund          Fund
                                                  ---------      ---------      -------      -----------      ---------
Additions:
  Allotments, Contributions and Allocations:
    Employee allotments                           $  10,998      $       8      $   111      $    24,023      $
    Rollover contributions                               65                          21               59
    Employing company contributions (Note 1)
    Allocation of shares to participants
    Supplemental contributions
    Loans to participants                            (4,483)          (513)         (47)          (5,877)
    Transfer for loan repayments                      4,830              2           45            8,863
                                                  ---------      ---------      -------      -----------      ---------
      Total allotments, contributions
        and allocations                              11,410           (503)         130           27,068              0

Investment income:
  Allocated share of Master Trust investment
    activities (Note 3)                              13,031         25,090          267          176,651
                                                  ---------      ---------      -------      -----------      ---------
      Total additions                                24,441         24,587          397          203,719              0
                                                  ---------      ---------      -------      -----------      ---------

Deductions:
  Administrative expenses                               205             52            4              279
  Distributions to participants                      27,795          6,304          663           40,023
  Interest on note
                                                  ---------      ---------      -------      -----------      ---------
      Total deductions                               28,000          6,356          667           40,302              0
                                                  ---------      ---------      -------      -----------      ---------

      Change in net assets prior to interfund
        and plan transfers                           (3,559)        18,231         (270)         163,417              0

Transfers:
  Interfund transfers                                41,856         (4,623)       9,144          (22,316)      (110,813)
  Plan transfers in                                   4,077                          15            3,438
  Plan transfers out                                   (868)           (25)          (7)            (660)
                                                  ---------      ---------      -------      -----------      ---------
      Total transfers                                45,065         (4,648)       9,152          (19,538)      (110,813)
                                                  ---------      ---------      -------      -----------      ---------

      Net increase (decrease) in net assets          41,506         13,583        8,882          143,879       (110,813)

Net assets available for plan benefits:
    Beginning of year - January 1, 1998             809,030        186,055            0        1,051,268        110,813
                                                  ---------      ---------      -------      -----------      ---------


    End of period - June 30, 1998 (Notes 1 and 2) $ 850,536      $ 199,638      $ 8,882      $ 1,195,147      $       0
                                                  =========      =========      =======      ===========      =========


                                                                                Fund Information
                                                  ------------------------------------------------------------------------------
                                                                                   Employee Stock      Passive
                                                                                   Ownership Plan    International      Active
                                                        Income      Loan      ---------------------- Equity Index    U.S. Equity
                                                         Fund       Fund      Allocated   Unallocated      Fund          Fund
                                                     ---------    --------    ---------    ---------    --------       --------
Additions:
  Allotments, Contributions and Allocations:
    Employee allotments                              $   6,859     $            $            $          $    121       $  4,367
    Rollover contributions                                   1                                                 7             38
    Employing company contributions (Note 1)                                                  26,207
    Allocation of shares to participants                                         12,390      (12,390)
    Supplemental contributions
    Loans to participants                               (2,157)     15,825         (195)                     (13)          (814)
    Transfer for loan repayments                         2,690     (18,978)                                   34          1,370
                                                     ---------    --------    ---------    ---------    --------       --------
      Total allotments, contributions
        and allocations                                  7,393      (3,153)      12,195       13,817         149          4,961

Investment income:
  Allocated share of Master Trust investment
    activities (Note 3)                                 24,871                   24,390         (799)         307        13,051
                                                     ---------    --------    ---------    ---------    --------       --------
      Total additions                                   32,264      (3,153)      36,585       13,018         456         18,012
                                                     ---------    --------    ---------    ---------    --------       --------
Deductions:
    Administrative expenses                                342                      245                        2            214
    Distributions to participants                       36,250                   14,009                       26          3,749
    Interest on note                                                                          24,342
                                                     ---------    --------    ---------    ---------    --------       --------
      Total deductions                                  36,592           0       14,254       24,342          28          3,963
                                                     ---------    --------    ---------    ---------    --------       --------
      Change in net assets prior to interfund
        and plan transfers
                                                        (4,328)     (3,153)      22,331      (11,324)        428         14,049
Transfers:
  Interfund transfers                                  (41,383)                  (3,782)                   3,344          9,608
  Plan transfers in                                      1,049                       69        1,036          43            968
  Plan transfers out                                      (432)                    (158)                                    (88)
                                                     ---------    --------    ---------    ---------    --------       --------
      Total transfers                                  (40,766)          0       (3,871)       1,036       3,387         10,488
                                                     ---------    --------    ---------    ---------    --------       --------
      Net increase (decrease) in net assets            (45,094)     (3,153)      18,460      (10,288)      3,815         24,537

Net assets available for plan benefits:
    Beginning of year - January 1, 1998                781,986      86,162      461,438      144,246           0        100,625
                                                     ---------    --------    ---------    ---------    --------       --------
    End of period - June 30, 1998 (Notes 1 and 2)    $ 736,892    $ 83,009    $ 479,898    $ 133,958    $  3,815       $125,162
                                                     =========    ========    =========    =========    ========       ========


                                                                               Active    U.S. Small
                                                         U.S.      Global  International   Capital-    U.S. Bond
                                                       Balanced   Balanced    Equity      ization     Market Index
                                                        Fund        Fund       Fund        Fund           Fund         Total
                                                     --------    --------    --------    --------     ------------  -----------
Additions:
  Allotments, Contributions and Allocations:
    Employee allotments                              $  1,734    $  1,744    $  1,696    $  3,708      $   1,418    $    56,787
    Rollover contributions                                 10          11           8          23              2            245
    Employing company contributions (Note 1)                                                                             26,207
    Allocation of shares to participants                                                                                      0
    Supplemental contributions                                                                                                0
    Loans to participants                                (270)       (310)       (300)       (559)          (287)             0
    Transfer for loan repayments                          488         500         457       1,055            422          1,778
                                                     --------    --------    --------    --------      ---------    -----------
      Total allotments, contributions
        and allocations                                 1,962       1,945       1,861       4,227          1,555         85,017

Investment income:
  Allocated share of Master Trust investment
    activities (Note 3)                                 5,656       4,957       3,996       8,249          3,006        302,723
                                                     --------    --------    --------    --------      ---------    -----------
      Total additions                                   7,618       6,902       5,857      12,476          4,561        387,740
                                                     --------    --------    --------    --------      ---------    -----------
Deductions:
    Administrative expenses                               119         114         136         347             32          2,091
    Distributions to participants                       2,240       1,399       1,235       3,199          4,956        141,848
    Interest on note                                                                                                     24,342
                                                     --------    --------    --------    --------      ---------    -----------
      Total deductions                                  2,359       1,513       1,371       3,546          4,988        168,281

      Change in net assets prior to interfund
        and plan transfers                              5,259       5,389       4,486       8,930           (427)       219,459

Transfers:
  Interfund transfers                                   5,637        (134)     (2,155)       (410)       116,027              0
  Plan transfers in                                       331         326         206         699            245         12,502
  Plan transfers out                                       (2)        (41)         (9)        (74)           (82)        (2,446)
                                                     --------    --------    --------    --------      ---------    -----------
      Total transfers                                   5,966         151      (1,958)        215        116,190         10,056
                                                     --------    --------    --------    --------      ---------    -----------
      Net increase (decrease) in net assets            11,225       5,540       2,528       9,145        115,763        229,515

Net assets available for plan benefits:
    Beginning of year - January 1, 1998                56,166      50,253      40,361      83,291             19      3,961,713
                                                     --------    --------    --------    --------      ---------    -----------
    End of period - June 30, 1998 (Notes 1 and 2)    $ 67,391    $ 55,793    $ 42,889    $ 92,436      $ 115,782    $ 4,191,228
                                                     ========    ========    ========    ========      =========    ===========

See notes to financial statements.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES
Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 1997

(Dollars in Thousands)


                                                                                      Fund Information
                                                        ----------------------------------------------------------------------------
                                                          Bell      Telecom-
                                                        Atlantic     munica-     Government     Diversified    Interest
                                                          Shares      tions      Obligations       Equity       Income       Loan
                                                          Fund        Fund          Fund         Portfolio       Fund        Fund
                                                        --------    ---------    -----------    -----------    --------    ---------
Additions:
 Allotments, Contributions, Allocations and Transfers:
  Employee allotments                                   $ 18,244    $   2,655       $  2,162     $   39,618    $ 16,077    $     --
  Interfund transfers                                    (69,266)     (14,128)        (6,175)        85,519       2,754          --
  Plan transfers-in                                        8,334          978          1,191          8,654       5,591          --
  Rollover contributions                                     180           53             54            446          56          --
  Employing company contributions (Note 1)                 1,420          116            192          2,026       1,594          --
  Allocation of shares to participants                        --           --             --             --          --          --
  Supplemental contributions                                  --           --             --             --          --          --
  Loans to participants                                   (9,333)        (910)          (743)       (12,795)     (7,021)     35,251
  Transfer for loan repayments                             7,586          944            891         13,614       5,919     (34,952)
                                                        --------    ---------       --------     ----------    --------    ---------

    Total allotments, contributions,
      allocations and transfers                          (42,835)     (10,292)        (2,428)       137,082      24,970         299

Investment income:
 Allocated share of Master Trust investment
  activities (Note 3)                                    289,701       54,654          7,250        217,776      50,799          --
                                                        --------    ---------       --------     ----------    --------    --------

    Total additions                                      246,866       44,362          4,822        354,858      75,769         299
                                                        --------    ---------       --------     ----------    --------    --------
Deductions:
 Administrative expenses                                     208           59             59            275         300          --
 Distributions to participants                            59,653       14,067         10,475         70,828      78,700          --
 Plan transfers-out                                          813          100             28            918         788          --
 Interest on note                                             --           --             --             --          --          --
                                                        --------     --------        -------      ---------     -------    --------

    Total deductions                                      60,674       14,226         10,562         72,021      79,788          --
                                                        --------     --------        -------      ---------     -------    --------

    Net (decrease) increase                              186,192       30,136         (5,740)       282,837      (4,019)        299

Net assets available for plan benefits:
 Beginning of year - January 1, 1997                     622,838      155,919        116,553        768,431     786,005      85,863
                                                        --------    ---------       --------     ----------    --------    --------

 End of year - December 31, 1997 (Notes 1 and 2)        $809,030    $ 186,055       $110,813     $1,051,268    $781,986    $ 86,162
                                                        ========    =========       ========     ==========    ========    ========



                                                                               Fund Information
                                                        -----------------------------------------------------------------

                                                             Employee Stock
                                                             Ownership Plan           Active          U.S.        Global
                                                        ------------------------    U.S. Equity     Balanced     Balanced
                                                         Allocated   Unallocated       Fund           Fund         Fund
                                                        ----------   -----------    -----------     --------     --------
Additions:
 Allotments, Contributions, Allocations and Transfers:
  Employee allotments                                     $     --      $     --       $  6,250      $ 2,610      $ 3,294
  Interfund transfers                                           --            --        (11,288)      (1,437)      (7,876)
  Plan transfers-in                                             --            --         11,051          749          621
  Rollover contributions                                        --            --            148           56           63
  Employing company contributions (Note 1)                  15,899            --            261          131          148
  Allocation of shares to participants                      22,404       (22,404)            --           --           --
  Supplemental contributions                                    --        26,454             --           --           --
  Loans to participants                                       (346)           --         (1,280)        (504)        (704)
  Transfer for loan repayments                                  --            --          1,734          673          937
                                                          --------      --------       --------      -------      -------

    Total allotments, contributions,
      allocations and transfers                             37,957         4,050          6,876        2,278       (3,517)

Investment income:
 Allocated share of Master Trust investment
  activities (Note 3)                                      153,532       188,807         41,130       20,388       22,036
                                                          --------      --------       --------      -------      -------

    Total additions                                        191,489       192,857         48,006       22,666       18,519
                                                          --------      --------       --------      -------      -------
Deductions:
 Administrative expenses                                       149            --            276          193          238
 Distributions to participants                              21,579                        4,791        3,558        3,417
 Plan transfers-out                                             --            --            133           59           39
 Interest on note                                               --        38,012             --           --           --
                                                          --------      --------       --------      -------

    Total deductions                                        21,728        38,012          5,200        3,810        3,694
                                                          --------     ---------       --------      -------

    Net (decrease) increase                                169,761       154,845         42,806       18,856       14,825

Net assets available for plan benefits:
 Beginning of year - January 1, 1997                       291,677       (10,599)        57,819       37,310       35,428
                                                          --------     ---------       --------      -------      -------

 End of year - December 31, 1997 (Notes 1 and 2)          $461,438     $ 144,246       $100,625      $56,166      $50,253
                                                          ========     =========       ========      =======      =======

                                                                                Fund Information
                                                         -----------------------------------------------------------

                                                         International                        U.S. Bond
                                                            Equity          U.S. Small         Market
                                                             Fund            Cap Fund           Fund         Total
                                                         -------------   --------------   --------------  ----------
Additions:
 Allotments, Contributions, Allocations and Transfers:
  Employee allotments                                       $ 3,373         $ 5,070         $   14        $   99,367
  Interfund transfers                                         1,991          19,906             --                 0
  Plan transfers-in                                             572           1,003             --            38,744
  Rollover contributions                                         51              96             --             1,203
  Employing company contributions (Note 1)                      149             245             --            22,181
  Allocation of shares to participants                           --              --             --                --
  Supplemental contributions                                     --              --             --            26,454
  Loans to participants                                        (655)           (960)                               0
  Transfer for loan repayments                                  983           1,425              5              (241)
                                                            -------         -------         ------        ----------

    Total allotments, contributions,
      allocations and transfers                               6,464          26,785             19           187,708

Investment income:
 Allocated share of Master Trust investment
  activities (Note 3)                                         3,436          16,058             --         1,065,567
                                                            --------        -------         ------        ----------

    Total additions                                           9,900          42,843             19         1,253,275
                                                            --------        -------         ------        ----------
Deductions:
 Administrative expenses                                        248             519             --             2,524
 Distributions to participants                                2,590           3,398             --           273,056
 Plan transfers-out                                              48             137             --             3,063
 Interest on note                                                --              --             --            38,012
                                                           --------         -------         ------        ----------

    Total deductions                                          2,886           4,054             --           316,655
                                                           --------         -------         ------          --------

    Net (decrease) increase                                   7,014          38,789             19           936,620

Net assets available for plan benefits:
 Beginning of year - January 1, 1997                         33,347          44,502             --         3,025,093
                                                           --------         -------         ------        ----------

 End of year - December 31, 1997 (Notes 1 and 2)            $40,361         $83,291         $   19        $3,961,713
                                                           ========         =======         ======        ==========

See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements

(Dollars in Thousands)


1.      Plan Description

        The Plan* was established by NYNEX Corporation ("NYNEX") on January 1, 1984 to provide a convenient way for salaried employees to save on a regular and long-term basis. In August 1997, NYNEX merged with Bell Atlantic Corporation (the "merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). The Plan's title changed to the Bell Atlantic Savings Plan for Bell Atlantic North Salaried Employees effective January 1, 1998. As of the date of the merger, the Plan's investments in the NYNEX Shares Fund and the Employee Stock Ownership Plan ("ESOP") were converted into shares of Bell Atlantic common stock within the Bell Atlantic Shares Fund and the ESOP Fund. Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and U.S. Small Capitalization Fund. The ESOP component of the Plan is described below.

        Allotments and Contributions
        An Eligible Employee may authorize a basic pre-tax or after-tax allotment from 1% to 6% of Salary. A pre-tax or after-tax supplementary allotment of not more than 10% of Salary may be authorized by employees electing the maximum 6% basic allotment. In 1997, Employing Company matching contributions were made based upon an amount equal to 66 2/3% of the authorized Basic After-Tax Allotment and 75% of the authorized Basic Pre-Tax Allotment of each Participating Employee. Effective January 1, 1998, the Employing Company matching contributions were increased to 83 1/3% of both the authorized Basic After-Tax Allotment and authorized Basic Pre-Tax Allotment. Such matching contributions on authorized Basic Pre-Tax Allotments are invested currently only in Bell Atlantic shares and are placed in an ESOP account within the Plan. Eligible Employees of certain Bell Atlantic companies that participate in the Plan, and are immaterial to the Plan, are subject to different rules concerning allotments, company matching contributions and participation in the ESOP. For a detailed discussion of these differences, participants should refer to the Plan Document.

        Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

*This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

        Participating Employees are immediately vested in their contributions plus actual earnings thereon. A Participating Employee shall be vested in his/her accrued benefit derived from Employing Company contributions and Employing Company ESOP contributions after completing three years of service. Non-vested Employing Company contributions which are forfeited are applied as a credit to reduce subsequent contributions of the Employing Company. At June 30, 1998 and December 31, 1997, forfeited non-vested accounts were $119 and $279, respectively.

        Termination Priorities
        Although it has not expressed intent to do so, in the event that the Plan is terminated by Bell Atlantic, subject to conditions set forth in the Employee Retirement Income Security Act of 1974, as amended, the Plan provides that the net assets shall be distributed to Participating Employees in an amount equal to their respective vested interests in such assets.


        Fund Options
        Beginning in 1998, three new fund options were offered to participants:

        o   Government Money Market Fund

        o   U.S. Bond Market Index Fund

        o   Passive International Equity Index Fund


        The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic.

        The Telecommunications Fund's portfolio is comprised of investments in twenty-eight North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at June 30, 1998. Effective January 1, 1998, the Telecommunications Fund was no longer open to new investments. Participants who did not elect a new investment direction had their contributions automatically directed to the Passive U.S. Equity Index Fund. Also effective January 1, 1998, transfers of participant existing balances into the Telecommunications Fund were prohibited. Dividends, including stock dividends of the Telecommunications Fund, will be reinvested in the Fund. Participants will be allowed to move money out of the Fund at any time. The Fund is a market weighted index fund and is managed by Bell Atlantic Asset Management Company ("BAAMCO").

        Effective January 1, 1998, the Government Obligations Fund was no longer offered as a fund selection. Any balances in the Fund were automatically transferred to the U.S. Bond

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


        Market Index Fund along with any investment directions designated to the Government Obligations Fund. To accomplish this automatic transfer, some of the Government Obligations Fund's assets were held in shorter maturity government instruments beginning in December 1997. The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgage-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

        The Passive U.S. Equity Index Fund invests in an equity index fund which is managed by BAAMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

        The Government Money Market Fund invests in securities of the U.S. government or it's agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be 30 to 60 days, but may vary from one to 90 days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Bankers Trust Company.

        The Income Fund, invests primarily in a diversified portfolio of guaranteed insurance contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Guaranteed Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution agrees to protect the pool, via a wrapper contract, to the extent its market value and/or interest return fluctuates but not in the event of a default of any security in the pool. The Plan is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed. The Plan seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for a fixed or indefinite period of time combined with the right to participate in income earned above such fixed rate. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2.)

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


        The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley, comprised of approximately 1,000 companies from 20 of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund holds stocks represented in the index. The Fund is managed by Barclays Global Investors, N.A.

        In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by BAAMCO.

        The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of June 30, 1998, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs, Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, State Street Research and Management Company, Transamerica, Trinity Investment Management Corporation, and Wilshire Associates Incorporated.

        The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging markets countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of June 30, 1998, BAAMCO had selected the following Master Trust pooled accounts for the Fund:
        Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian International Small Cap, Capital Guardian Trust Company, Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs, Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross Investments, Ltd., Palisade Capital Management, L.L.C.,

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


        Provident Investment Counsel, Rogge Global Partners, PLC, State Street Global Advisors, State Street Research and Management Company, Transamerica, Trinity Investment Management Corporation, and Wilshire Associates Incorporated.

        The Active U.S. Equity Fund invests primarily in domestic common stocks. As of June 30, 1998, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, Goldman Sachs, Independence Investment Associates, Inc., L.P., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, Transamerica, Trinity Investment Management Corporation and Wilshire Associates Incorporated.

        The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is well-diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of June 30, 1998, BAAMCO had selected Capital Guardian International Small Cap, Capital Guardian Trust Company, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

        The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of June 30, 1998, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., the Boston Company Asset Management, Inc., Provident Investment Counsel and Wilshire Associates Inc. Small Value.

        The ESOP is a leveraged Fund that invests primarily in Bell Atlantic shares. The ESOP component of the Plan is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. An employee's Employing Company ESOP Contribution Account reflects all amounts released from the ESOP Suspense Account and any additional Employing Company contributions that were made on and after July 1, 1990 to match the employee's Employee Basic Pre-Tax Allotments. Since
        January 1, 1998, it also represents Employee Basic Post-Tax Allotments as well, together with the earnings thereon. The employee may

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

        not withdraw or transfer funds out of the ESOP Fund except for hardship withdrawals and during certain election periods commencing with the Plan year in which occurs the latest of the (a) employee's attainment of age 55 or (b) completion of 10 years of participation in the Plan. The amounts allowed to be transferred during any election period are subject to certain limitations under the terms of the Plan.

        The ESOP Suspense Account (the "Unallocated Fund") which is part of the ESOP Fund consists of Bell Atlantic Shares that were acquired with the proceeds of an acquisition loan which have not yet been released and allocated to Participating Employees.

        Participating Employees may request loans against their savings plan balances. The amount that a Participating Employee may borrow is limited by certain factors, including the Employee's vested interest in the respective Employee's pre-tax account. Generally, the amount can be no less than one thousand dollars and no greater than fifty thousand dollars less the highest outstanding principal over the last twelve months. An employee may not have more than two loans outstanding. Except under certain circumstances, the loans provide for periodic repayments over a period not to exceed five years, at an interest rate determined under the Plan. Effective September 1, 1993, Participating Employees also may prepay the entire loan at any time, after the first of the month following the loan's effective date. Loans are collateralized by the Participating Employee's vested account and are recorded in the Loan Fund. In the event of a default, all of the Participating Employee's contributions to the Plan shall be suspended. In addition, the Corporate Employees' Benefit Committee (the "Committee") shall cause the amount of unpaid debt to be deducted from any interest in, or payment or distribution from, the employee's account, subject to certain limitations. If the amount of such interest, payment or distribution is not sufficient to repay the unpaid balance of said debt, the Committee may exercise the Plan's right, if any, to any non-Plan assets and to the extent a loan balance remains, take whatever collection action, including suit, the Committee determines necessary.

        All the assets of the Plan are included in the Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

        Wellspring Resources, LLC was the recordkeeper for the Plan through June 30, 1998. As of July 1, 1998, PriceWaterhouseCoopers Kwasha HR Solutions became the recordkeeper for the merged plan.

        For a complete description of the Plan, participants should refer to the Plan Document.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


2.      Accounting Policies

        Investments
        The NYNEX Master Trust was established on January 1, 1984, and through December 31, 1994, it served as the vehicle for the investment of the assets of two defined benefit pension plans of NYNEX, the NYNEX Pension Plan and the NYNEX Management Pension Plan. During the period of January 1, 1995 through December 31, 1997, all of the assets of NYNEX's defined contribution plans were transferred into the NYNEX Master Trust. Effective January 1, 1998, the NYNEX Master Trust was renamed the Bell Atlantic Master Trust. Also as of January 1, 1998, the assets of Bell Atlantic's defined benefit plans and defined contribution plans were transferred to the trust.

        Value of Investments Held In the Master Trust (See Note 3)
        The Trustee values the investments in the Master Trust as follows:

        Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

        The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

        (i) The asset weighted crediting interest rate yielded a return of 6.2% and 6.5% for the periods ended June 30, 1998 and December 31, 1997, respectively.

        (ii) The crediting interest rates ranged from 4.2% to 9.3% at June 30, 1998 and December 31, 1997.

        (iii) The fair value, as determined by discounting future cash flows of the underlying investments, at June 30, 1998 and December 31, 1997, respectively was approximately $1,137,717 and $709,466.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

        Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

        Temporary cash investments are stated at redemption value which approximates fair value.

        Purchases and Sales of Investments
        Purchases and sales of investments are reflected as of the trade date.

        Realized gains and losses on sales of investments are determined on the basis of average cost.

        Investment Income
        Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

        Net Appreciation (Depreciation) of Investments
        The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Distributions
        Distributions elected to be withdrawn from the Plan by participants are recorded when paid.

        Plan Expenses
        The Plan pays certain administrative fees out of Fund assets held in the Master Trust and out of interest income earned from the Plan's disbursement account, as held by the Trustee, in accordance with Plan provisions and to the extent permitted by law. Any fees not paid by the Plan are paid by Bell Atlantic.

        Bell Atlantic's Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires Bell Atlantic, as Plan administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


        Risks and Uncertainties
        The Plan provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.


3.      Investments

        The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of June 30, 1998 and December 31, 1997:

                                                     1998           1997
                                                  ------------  -------------
        Bell Atlantic Corporation common shares   $ 2,886,659   $  2,761,266

        Investment in Master Trust
        All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at June 30, 1998 and December 31, 1997 was approximately $51 billion (of which net assets totalling approximately $37 billion are specific to the defined benefit pension plans, item (b) above, for which separate financial statements are prepared) and approximately $26 billion respectively.

        Investments held in Pooled Accounts
        The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $22,938,702 and $11,845,864 at June 30, 1998 and December 31, 1997, respectively, and with investment earnings of $1,607,953 and $2,070,271 for the period or year ended June 30, 1998 and December 31, 1997, respectively. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


        The total investments held in the Master Trust pooled accounts at June 30, 1998 and December 31, 1997 were as follows:

                                                                          Fair Value (Note 2)
                                                                     ------------------------------
        Description                                                      1998            1997
        -----------                                                  -------------   --------------
        Receivables                                                  $   1,044,775   $     721,643
        Common Stock                                                    18,588,770       9,313,917
        Bell Atlantic Corporation common shares                            123,735         101,036
        Preferred Stock                                                    155,817          79,863
        U.S. Government Securities                                       1,526,981         892,987
        Corporate Debt - preferred and other                             1,577,778         832,741
        Real estate                                                            204             278
        Temporary cash investments                                         523,508         391,265
        Other investments*                                                 636,877         277,734
                                                                     -------------   --------------
                                                                        24,178,445      12,611,464

        Liabilities                                                      1,239,743         765,600
                                                                     -------------   --------------

                   Total pooled net assets in the Master Trust       $  22,938,702   $  11,845,864
                                                                     =============   ==============

        *Other investments include foreign investments, principally foreign government debt.

        The Plan's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets" in 1998 and 1997, respectively, in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits for the period or year ended June 30, 1998 and December 31, 1997.

        Investments in the Master Trust are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interests of the Plan's Fund Options in the carrying value of the Master Trust pooled accounts at June 30, 1998 and December 31, 1997 were as follows:

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

                                            Carrying                     Carrying
                                             Value                        Value
                                              1998           1998          1997           1997
                                          -------------  ------------- -------------  -------------
        Active U.S. Equity Fund           $   125,162       0.5436%    $    100,625      0.8495%
        U.S. Balanced Fund                     67,391       0.2938%          56,166      0.4741%
        Global Balanced Fund                   55,793       0.2432%          50,253      0.4242%
        Active International Equity Fund       42,889       0.1870%          40,361      0.3407%
        U.S. Small Capitalization Fund         92,436       0.4030%          83,291      0.7031%
        Passive U.S. Equity Index Fund      1,195,147       5.2102%       1,051,268      8.8746%
                                          -------------                -------------

                   Total                  $ 1,578,818                  $  1,381,964
                                          =============                =============

        Investments Held in Specific Accounts
        Effective January 1, 1998, the assets of all Bell Alantic's defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

        The investments held in the Master Trust specific accounts for the defined contribution plans at June 30, 1998 and December 31, 1997 were as follows:

                                                                           Fair Value (Note 2)
                                                                        ---------------------------
         Description                                                       1998           1997
         -----------                                                    ------------  -------------
         Receivables                                                    $   345,985   $    231,946
         Common Stock                                                       338,372        307,288
         Bell Atlantic Corporation common shares                          2,762,924      2,660,230
         Temporary cash investments                                         722,695        599,054
         Fixed income obligations - insurance contract                    1,751,261      1,105,670
         Fixed income corporate obligations                                   -            118,112
         Other investments                                                  293,426         -
                                                                        ------------  -------------

                    Total net assets in the specific accounts in the
                      Master Trust                                      $ 6,214,663   $  5,022,300
                                                                        ============  =============

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


        Investments in the Master Trust are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interest of the Plan in the carrying value of the Master Trust specific accounts at June 30, 1998 were as follows:

                                             Carrying
                                               Value        Plan %
                                            ---------------------------
         Bell Atlantic Shares Fund            $  850,536     13.69
         Telecommunications Fund                 199,638      3.21
         Government Money Market Fund              8,882       .14
         Passive International Equity Index
         Fund                                      3.815       .06
         Income Fund                             736,892     11.86
         Loan Fund                                83,009      1.34
         Employee Stock Ownership Plan           613,856      9.88
         U.S. Bond Market Index Fund             115,782      1.86
                                             ------------

                    Total                    $ 2,612,410
                                             ============

        Investment Income
        Investment income and expenses are allocated to the Plan's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each Plan's Fund Options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund Options daily in accordance with each plan's respective percentage of interest. The allocated net investment income to the Plan's Fund Options for the period or year ended June 30, 1998 and December 31, 1997 was as follows:

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

                                                                 Dividends
                                                                  on Bell
                                                                 Atlantic                               Other
                                                                Corporation                  Net        income/      Net
                                                                  common       Other     Appreciation  expenses-  Investment
                                                    Interest      shares      Dividends (depreciation)    net       Income
                                                   --------------------------------------------------------------------------
       June 30, 1998:
       --------------
         Bell Atlantic Shares Fund                  $     226   $   13,562                $    (757)              $   13,031
         Telecommunications Fund                           37                $  2,073        22,980                   25,090
         Government Money Market Fund                     184                                    83                      267
         Passive U.S. Equity Index Fund                    40                     492       176,119                  176,651
         Passive International Equity Index Fund            1                                   306                      307
         Income Fund                                   22,881                                 1,990                   24,871
         Loan Fund
         Employee Stock Ownership Plan:
           Allocated                                                 7,904                   16,486                   24,390
           Unallocated                                               8,820                   (9,619)                    (799)
         U.S. Bond Market Index Fund                       45                                 2,961                    3,006
         Active U.S. Equity Fund                           50                     867        12,135     $  (1)        13,051
         U.S. Balanced Fund                               618                     291         4,747                    5,656
         Global Balanced Fund                             425                     335         4,210       (13)         4,957
         Active International Equity Fund                  54                     584         3,415       (57)         3,996
         U.S. Small Capitalization Fund                   118                     237         7,894                    8,249
                                                    ---------   ----------   --------     ---------     -----     ----------
                Total                               $  24,679   $   30,286   $  4,879     $ 242,950     $ (71)    $  302,723
                                                    =========   ==========   ========     =========     =====     ==========
       December 31, 1997:
       ------------------
         Bell Atlantic Shares Fund                  $   1,773   $   28,804   $            $ 259,124     $         $  289,701
         Telecommunications Fund                                                4,535        50,119                   54,654
         Government Obligations Fund                      217                                 7,033                    7,250
         Diversified Equity Portfolio                   3,469                  16,128       198,167        12        217,776
         Interest Income Fund                          50,302                                   497                   50,799
         Loan Fund
         Employee Stock Ownership Plan:
           Allocated                                                                        153,532                  153,532
           Unallocated*                                     6                               188,801                  188,807
         Active U.S. Equity Fund                          398                   2,862        37,847        23         41,130
         U.S. Balanced Fund                             1,287                   1,623        17,454        24         20,388
         Global Balanced Fund                           1,050                   1,614        19,359        13         22,036
         International Equity Fund                        231                     802         2,436       (33)         3,436
         U.S. Small Cap Fund                              484                     392        15,182                   16,058
                                                    ---------   ----------   --------     ---------     -----     ----------
                Total                               $  59,217   $   28,804   $ 27,956     $ 949,551     $  39     $1,065,567
                                                    =========   ==========   ========     =========     =====     ==========

       *Held in a separate Trust (see Note 1)

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

4.      Derivative Financial Instruments

        Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the Plan's assets and speculation are prohibited as stated in the Plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the Plan's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

        Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

        Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

        Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

        The credit risk and amount of accounting loss of the Plan's forward contracts is equal to any gains which have not been settled as of the Plan's year end. The credit risk of the Plan's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the Plan.

        All derivative activity relating to the Plan is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the Plan in accordance with the Plan's Fund Options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the Plan.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

        The notional values and fair values of the derivative activity used for trading purposes held by the Plan at June 30, 1998 and December 31, 1997 were as follows:

                                                                             1998          1997
                                                                          -----------   -----------
          Domestic Equity Futures Contracts:
             Notional Values                                              $    2,581    $    3,017
             Fair Values                                                       2,680         3,041
          Fixed Income Futures Contracts:
             Notional Values                                                     404            69
             Fair Values                                                         403            70
          Forward Foreign Currency Payable Contracts:
             Notional Values                                                     153           477
             Fair Values                                                         151           457
          Forward Foreign Currency Receivable Contracts:
             Notional Values                                                     153           477
             Fair Values                                                         152           474

        The average fair values of the derivative activity used for trading purposes held by the Plan during the period or year ended June 30, 1998 and December 31, 1997 were as follows:

                                                                             1998          1997
                                                                          -----------   -----------
          Average Fair Values:
             Domestic Equity Futures Contracts                            $    3,382    $    2,163
             Fixed Income Futures Contracts                                      273            92
             Forward Foreign Currency Payable Contracts                          207           377
             Forward Foreign Currency Receivable Contracts                       211           391

        The Plan was allocated $230 in 1998 and $3,478 in 1997 of net trading losses from futures contracts. Net trading losses allocated to the Plan from foreign exchange contracts totalled $14 in 1998 net trading gains allocated to the Plan totaled $42 from foreign exchange contracts in 1997 .


5.      Number and Value of Units

        The interest of an employee in each Fund of the Plan, with the exception of the Loan Fund, is represented by units as described in Section 8 of the Plan. A Participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the Plan, by the number of outstanding units.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


        The number and value of units at June 30, 1998 and December 31, 1997, carried to the fourth decimal place, were as follows:

                                                                        1998                        1997
                                                             ---------------------------  --------------------------
                                                               Number          Value        Number         Value
                                                              of Units       per Unit      of Units       per Unit
                                                             ------------   ------------  ------------   -----------
        Bell Atlantic Shares Fund                             85,613,063         9.9347    82,972,114    $   9.7506
        Government Money Market Fund                          89,293,697          .0995            --            --
        Telecommunications Fund                                8,197,243        24.3543     8,677,950       21.4400
        Government Obligations Fund                                   --             --    10,935,086       10.1337
        Passive International Equity Index Fund                3,290,596         1.1594            --            --
        Passive U.S. Equity Index Fund                        43,051,078        27.7611    44,537,743       23.6040
        U.S. Bond Market Index Fund                           11,109,303        10.4221            --            --
        Income Fund                                          133,317,869         5.5273   146,219,557        5.3480
        Employee Stock Ownership Plan                        175,848,820         2.7290   172,928,068        2.6684
        Active U.S. Equity Fund                               50,626,837         2.4722    45,877,892        2.1933
        U.S. Balanced Fund                                    33,230,187         2.0280    30,340,465        1.8512
        Global Balanced Fund                                  28,356,432         1.9676    28,040,604        1.7922
        Active International Equity Fund                      29,138,564         1.4719    30,313,910        1.3314
        U.S. Small Capitalization Fund                        44,084,483         2.0968    43,679,669        1.9069


        The number and value of units at each month end, which are unaudited, carried to the fourth decimal place, were as follows:

BELL ATLANTIC SAVINGS PLAN
    for BELL ATLANTIC NORTH SALARIED EMPLOYEES
NOTES to FINANCIAL STATEMENTS, Continued

(Dollars in Thousands)

                                                                   Government Money Market   Passive U.S. Equity Index
             Bell Atlantic Shares Fund   Telecommunications Fund            Fund                         Fund
             -------------------------   -----------------------   -----------------------   -------------------------
              Number of      Value per   Number of     Value per   Number of     Value per   Number of       Value per
   1998         Units           Unit       Units          Unit       Units          Unit       Units            Unit
----------   ----------      ---------   ---------     ---------   ---------     ---------   ----------      ---------
                   (Unaudited)                 (Unaudited)                (Unaudited)               (Unaudited)
January      82,336,292      $ 9.9602    8,572,940      $22.6202     4,434,161     $1.0089   44,169,865       $23.7136

February     83,346,895        9.6597    8,493,963       22.8594     5,539,377      1.0134   44,192,985        25.4250

March        82,642,057       11.0209    8,405,686       25.3809     6,201,724      1.0183   44,079,695        26.7080

April        84,301,767       10.1501    8,341,844       24.2761     6,838,023      1.0227   43,883,008        26.9792

May          85,852,464        9.9374    8,239,137       24.0559     8,147,591      1.0270   43,507,933        26.5137

June         85,613,063        9.9347    8,197,243       24.3543    89,293,697       .0995   43,251,078        27.7611



              U.S. Bond Market Index                               Employee Stock Ownership    Passive International
                       Fund                     Income Fund                   Fund               Equity Index Fund
             -------------------------   -----------------------   -----------------------   -------------------------
              Number of      Value per   Number of     Value per   Number of     Value per   Number of       Value per
                Units           Unit       Units          Unit       Units          Unit       Units            Unit
             ----------      ---------   ---------     ---------   ---------     ---------   ----------      ---------
                   (Unaudited)                 (Unaudited)                (Unaudited)               (Unaudited)
January      11,044,985      $ 10.1716   145,017,134   $  5.3841   173,361,087    $ 2.7303     863,875       $  1.0330

February     10,959,971        10.1388   140,502,828      5.4114   174,065,949      2.6475   1,954,959          1.0997

March        11,050,210        10.1737   139,413,973      5.4389   176,324,915      3.0237   2,772,643          1.1440

April        11,063,260        10.2227   135,743,365      5.4658   176,939,136      2.7810   2,881,353          1.1600

May          10,915,448        10.3160   134,083,046      5.4938   177,665,707      2.7230   3,010,109          1.1788

June         11,109,303        10.4221   133,317,869      5.5273   175,848,820      2.7290   3,290,595          1.1594



                                                                                                Active International
              Active U.S. Equity Fund      U.S. Balanced Fund       Global Balanced Fund             Equity Fund
             -------------------------   -----------------------   -----------------------   -------------------------
              Number of      Value per   Number of     Value per   Number of     Value per   Number of       Value per
                Units           Unit       Units          Unit       Units          Unit       Units            Unit
             ----------      ---------   ---------     ---------   ---------     ---------   ----------      ---------
                   (Unaudited)                 (Unaudited)                (Unaudited)               (Unaudited)
January      47,118,945       $ 2.1772   31,761,521     $ 1.8473   27,610,298    $  1.7954   29,587,943       $ 1.3540

February     48,731,330         2.3384   32,778,936       1.9319   28,002,930       1.8871   29,585,480         1.4383

March        50,287,287         2.4593   33,814,952       1.9971   28,313,002       1.9565   30,379,133         1.5097

April        50,556,028         2.4674   33,997,891       2.0041   28,663,951       1.9703   30,113,602         1.5386

May          50,490,118         2.4082   33,397,102       1.9861   28,428,541       1.9436   29,543,260         1.4933

June         50,626,837         2.4722   33,230,187       2.0280   28,356,432       1.9676   29,138,564         1.4719


             U.S. Small Capitalization
                      Fund
             -------------------------
             Number of       Value per
               Units           Unit
             ----------      ---------
                    (Unaudited)
January      43,392,642      $ 1.9037

February     43,878,802        2.0598

March        44,241,879        2.1406

April        44,491,882        2.1876

May          44,069,010        2.0738

June         44,084,483        2.0968

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

6.      Federal Income Taxes

        The Internal Revenue Service has determined and informed Bell Atlantic (formerly NYNEX) by a letter dated October 12, 1995, that the Plan, as submitted, is qualified and the Master Trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related Master Trust is tax-exempt as of the date of the financial statements.


7.      Indebtedness

        During 1990, pursuant to the NYNEX Employee Stock Ownership Trust, the ESOP Trust issued a Secured Promissory Note of $449,297 to Bell Atlantic for the purpose of purchasing shares of common stock of Bell Atlantic. The Secured Promissory Note is collateralized by all shares of common stock of Bell Atlantic acquired by the ESOP Trust. The borrowings bear interest at 9.778% and have maturities from February 1, 1996 through February 1, 2015. Principal amounts of $15,807, $16,912, $17,949,
        $18,926 and $19,854 will be payable from 1998 to 2002, respectively. Employing Company supplemental contributions to the ESOP Fund and dividends earned on unallocated and allocated shares for 1998 of $26,207, $8,820, and $3,520, respectively, and for 1997 of $26,454,
        $18,535, and $6,425, respectively, were used to pay principal and interest on the debt. Interest credits earned from principal prepayments were used to pay interest on the debt of $2,062 and $2,405 in 1998 and 1997, respectively. The fair value of the Note, $304,314 at June 30, 1998, is determined based on discounted future cash flows.


8.      Related Party Transactions

        BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund and Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)

9.      Concentrations of Credit Risk

        Financial instruments that potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

        The Plan places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The Plan regularly monitors the financial stability of the financial institutions and insurance companies.


10.     Plan Amendments

        On October 22, 1997 the Plan was amended to offer the following investment funds and to close the Telecommunications Fund to new investments.
          * Government Money Market Fund
          * Income Fund
          * U.S. Bond Market Index Fund
          * Passive U.S. Equity Index Fund
          * Active U.S. Equity Fund
          * Telecommunications Fund
          * U.S. Small Capitalization Fund
          * Passive International Equity Index Fund
          * Active International Equity Fund
          * U.S. Balanced Fund
          * Global Balanced Fund
          * Bell Atlantic Shares Fund

        On September 3, 1997, the Corporate Employees' Benefit Committee approved an increase in the Employing Company matching contributions to 83 1/3% on both the authorized After-Tax Allotment and authorized Basic Pre-Tax Allotment. This increase became effective January 1, 1998.

        On April 1, 1997, the Plan was amended to provide that certain employees who are plan participants and who are involuntarily terminated in connection with the merger of NYNEX Corporation and Bell Atlantic Corporation would be fully vested in their accrued benefit derived from Employing Company Contributions and Employing Company ESOP Contributions.



11.     Reconciliation of Financial Statements in Form 11-K to Form 5500

        The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid be reported as liabilities on the Plan's Form 5500. In accordance with generally accepted accounting principles, benefit amounts should not be accrued as liabilities of the Plan. The following is a reconciliation of distributions to participants and net assets available for Plan benefits in the financial statements to the amounts to be reported in Form 5500.

                                                                             1998        1997
                                                                         ----------- -----------
         Aggregate distributions to participants as presented in the
            Statement of Changes in Net Assets Available for Plan        $  141,848   $  273,056
            Benefits

         Add:  Current year benefits claims payable presented in the
            Statement of Net Assets Available for Plan Benefits in Form
            5500 (see Note 2)                                                    --        4,442

         Less:  Prior year benefits claims payable presented in the
            Statement of Net Assets Available for Plan Benefits in Form
            5500 (see Note 2)                                                 4,442        2,343
                                                                         -----------  ----------

         Benefit payments and payments to provide benefits directly to
            Participants and beneficiaries presented in the
            Statement of Changes in Net Assets Available for
            Plan Benefits in                                             $  137,406   $  275,155
                                                                         ===========  ==========

BELL ATLANTIC SAVINGS PLAN for BELL ATLANTIC NORTH SALARIED
EMPLOYEES

Notes to Financial Statements, Continued

(Dollars in Thousands)


                                                                           1998           1997
                                                                       -------------  ------------

         Net assets available for Plan benefits presented in the
         Statement of Net Assets Available for Plan Benefits           $   4,191,228   $ 3,961,713

         Less:  Benefits claims payable presented in the Statement
         of Net Assets Available for Plan Benefits in Form
         5500 (see Note 2)                                                        --         4,442

         Less:  Transfer of Net Assets Available for Plan Benefits         4,191,228            --
                                                                       -------------   -----------

         Net assets available for Plan benefits presented in the
         Statement of Net Assets Available for Plan Benefits
         in Form 5500                                                  $          --   $ 3,957,271
                                                                       =============   ===========


12.     Merger of the Plan

        On July 1, 1998, the Plan was merged into the Bell Atlantic Savings Plan for Salaried Employees. A new unit value was assigned to some of the new plan's investment funds. The new unit value does not change the value of the participant's contribution in each fund or the value of the participant's total savings plan account.

                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee of Bell Atlantic Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.







               BELL ATLANTIC SAVINGS PLAN FOR
               BELL ATLANTIC NORTH SALARIED EMPLOYEES

               By     /s/Lea Davies
                      -------------
                      for (D. J. Sacco, Chairman, Employees' Benefit Committee)


        Date:  December 28, 1998